EXHIBIT 99.1

Jacada Customer Assistant and Visual IVR Solutions Selected by Industry-Leading Mortgage Service Provider

The new enterprise customer will utilize Jacada’s Automation Platform with mobile and website Intelligent Assistant to enhance customer experience and drive more self-service

ATLANTA, June 27, 2018 (GLOBE NEWSWIRE) -- Jacada, Inc., provider of Autonomous CX solutions designed to automate customer service operations, reduce contact center size, and improve the customer experience, today announced that via one of its technology partners, it has signed a material deal to provide intelligent assistant solutions for an industry-leading US mortgage provider. The mortgage provider is one of the largest subservicers of residential mortgages in the United States.

Supporting the company’s dedication to providing an exceptional customer experience, Jacada and its technology partner will be working with the mortgage provider to design and deploy the following set of customer self-service solutions utilizing Jacada’s Automation Platform:

  Intelligent Customer Assistant – A virtual customer assistant on the web that engages with customers to deliver self-service options, reduce customer effort, and allow an autonomous customer experience. Through integrations with backend systems, robotic automation will also serve to fulfill customers’ transactional needs.
  Visual IVR - A menu driven, web-based customer support experience for mobile customer interactions. The technology seamlessly connects customers and prospects to self-service options and/or support resources with menu-based flows that service their needs at the time customer assistance is needed.

“Our solid ecosystem, combined with our unique offering, continues to support our new business wins,” says Oren Shefler, Jacada VP of Sales, Americas. “Our offering well addressed the customer’s need to drive higher customer satisfaction and lower costs through customer self-service.”

About Jacada

Jacada Inc. helps enterprises to significantly reduce costs of their customer service operations by deploying automation solutions and contextual bots. From guiding the contact center agents and automating their manual tasks to fully automated self-service solutions, Jacada automates interactions while improving customer experience. Our 27 years of experience in automating customer service processes for global enterprises, together with proven outcome-focused integration capabilities, enable worry-free deployments with lower Total Cost of Ownership. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

Contact:
A. Lee Judge
Sr. Digital Marketing Manager
Jacada
770-776-2326
ljudge@jacada.com